SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: January 27, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Code of Business Ethics
Canadian Pacific Railway is one of Canada’s oldest and most recognizable companies. We take pride in CPR’s historic legacy, its role as a business leader and its reputation for honesty, integrity and the faithful performance of its undertakings and obligations.
Our ability to maintain this reputation depends on our actions and the choices we make as CPR employees every day.
Our values hold that in all our relationships we will demonstrate our steadfast commitment to integrity, trust and respect. These values must inform and govern all our activities on behalf of CPR. In varying measure, we all represent CPR in our relations with others, whether customers, suppliers, other employees, competitors, governments, investors or the general public. Whatever the area of involvement and whatever the degree of responsibility, we have a duty to act in a manner that will enhance CPR’s reputation.
No corporate code of conduct can comprehensively address all types of business conduct or employee activity, and CPR’s Code of Business Ethics is no exception. In situations not expressly dealt with, employees are expected to govern themselves by the general principles set out in the Code of Business Ethics as well as applicable laws and other CPR policies.
With this in mind, all employees should carefully read the Code of Business Ethics and ensure that they understand its provisions and underlying principles, for they constitute the minimum standards of behavior expected of us all.
R. J. Ritchie
Chief Executive Officer
Canadian Pacific Railway

Code of Business Ethics

	Introduction		1
1.	Compliance with Laws		2
2.	Conflicts of Interest		3
	a)	Personal Interests	3
	b)	Gifts and Entertainment	3
	c)	Personal Gain	4
3.	Corporate Opportunities		4
4.	Dealings with Public Officials		4
5.	Political Contributions		5
6.	Prohibition Against Fraud		5
7.	Disclosure, Insider Trading & Confidentiality		5
	a)	Disclosure	5
	b)	Insider Trading	6
	c)	Confidentiality	6
8.	Accounting and Internal Controls		7
9.	Respectful Workplace		7
10.	Privacy Protection		8
11.	Environmental Protection		8
12.	Competition and Fair Dealing		9
13.	Prohibition against Retaliation		9
14.	Personal Loans		10
15.	Use of Assets		10
16.	Amendments and Waivers		10
	Acknowledgment		11

Code of Business Ethics	1
INTRODUCTION
Application
This Code of Business Ethics (the “Code”) applies to all employees, officers and directors (collectively, “employees”) of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”) and their subsidiaries (collectively, “CPR”).
Employee Obligations
The provisions of this Code are mandatory, and full compliance is expected under all circumstances. The Code affirms the commitment of CPR to uphold high ethical standards and to specify the basic norms of behavior for those who are involved in representing CPR.
Employees should use this Code as a tool to provide direction and assistance in their business conduct in representing CPR. Where an employee has any doubts or questions concerning any of the principles set forth in this Code, he or she should seek advice as indicated below.
When considering their own conduct, employees should also be guided by some basic questions they can ask themselves, such as:
-	Can I justify this action?
-	Are my actions legal? Ethical?
-	How would my actions appear if published on the front page of a newspaper?
-	Would disclosure of my involvement in this situation be embarrassing to myself, my family, or CPR?
This Code does not, nor could it, address all forms of business conduct or employee activity. The matters expressly dealt with are indicative of CPR’s commitment to the maintenance of high standards of conduct and are to be considered prescriptive of the type of behavior expected from employees in all circumstances. Employees are therefore expected to comply with the spirit and intent of this Code and to make themselves aware of, and comply with, relevant laws, CPR policies and other standards governing their conduct.
Contractors
All contractors engaged on behalf of CPR shall undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in this Code.
No Right to Employment
While the provisions of this Code are part of the terms and conditions of employment of all employees, the Code does not constitute a contract of employment or any assurance of continued employment.
Accountability
Failure to comply with the Code can have severe consequences for both the employee and CPR. Appropriate discipline, up to and including dismissal, will be imposed by CPR for violations of the Code. Furthermore, conduct that violates the Code may also violate federal, provincial or state law and can subject both CPR and the employee to prosecution or other legal actions. The principles set forth in this Code are conditions of each employee’s engagement with CPR. Employees continue to be bound

Code of Business Ethics	2
by these conditions, as revised from time to time to reflect changes in business or organization. Any employee who does not comply with these conditions will be subject to the consequences set out above. CPR senior officers and other managers are responsible for monitoring compliance with the Code within their respective areas of responsibility.
Approval and Reporting to the Board of Directors and Audit, Finance and Risk Management Committee
The Code has been approved by the Board of Directors. The Office of the Corporate Secretary shall report periodically to the Board on the distribution and communication of this Code. The Internal Audit Department of CPR shall also report periodically on issues relating to compliance with the Code to the Audit, Finance and Risk Management Committee and, as necessary, to the Board.
Assistance and Reporting of Violations
Any employee needing help or information concerning the Code may contact his or her manager or the Human Resources Department.
If an employee has knowledge about activities that violate, or appear to violate, the Code, or is aware of any situation that should be reported, the employee should contact his or her manager, CPR’s confidential, anonymous and independently managed A-Line, Legal Services, the Office of the Corporate Secretary, the Internal Audit Department or the Human Resources Department. However, if the matter involves a violation of a specific CPR policy, the employee should report the matter in accordance with the reporting procedures, if any, set forth in the relevant policy.
Posting on CPR’s Web Site and Access to Policies
The Code shall be posted on CPR’s public web site at www.cpr.ca and on CPR’s intranet web site, RailTown. CPR’s Disclosure and Insider Trading/Reporting Policy may also be accessed at CPR’s public web site. Other CPR policies referred to in the Code may be obtained through RailTown or in hard copy upon request to the Human Resource Service Centre.
Numbering of Code Provisions
The numbering of the provisions in this Code is for convenience only and does not reflect their relative significance. All provisions of the Code are of equal importance.
1.	COMPLIANCE WITH LAWS
CPR and its employees shall comply fully with all legal requirements, both domestic and foreign, applicable to CPR’s business.
Many of CPR’s business activities are subject to complex and changing legal requirements, in Canada, the United States and other countries. Employees must ensure that they are aware of the laws, rules and regulations governing CPR’s business activities and that their conduct does not contravene these legal requirements.

Code of Business Ethics	3
2.	CONFLICTS OF INTEREST
a)	Personal Interests
Employees must avoid all actual or perceived conflicts of interest between their personal interests and their duties to CPR.
Business decisions must be made in the best interests of CPR, not motivated by personal interest or gain. A conflict of interest arises when an employee’s personal or private interests interfere, or appear to interfere, with their objectivity, judgment or ability to act in the best interests of CPR. A conflict of interest situation can arise when an employee, a member of his or her family, or someone who has a close personal relationship with the employee receives improper personal benefits as a result of the employee’s position in CPR, regardless of whether such benefits are received from CPR or a third party. Loans to, or guarantees of obligations of, an employee, his or her family members or others with whom the employee has a close personal relationship are of special concern. In addition, interests or participation by employees in activities that may deprive CPR of the time or attention required to perform their CPR duties or that may create an obligation or distraction that would affect their judgment or ability to act solely in CPR’s best interests should be avoided.
In certain instances, ownership or other participation in a competing or complementary business enterprise by the employee, a member of his or her family, or someone who has a close personal relationship with the employee might create, or appear to create, such a conflict. Employees are required to disclose in writing to their managers all business, commercial and financial interests or activities that might reasonably be regarded as creating an actual or potential conflict with their duties of employment.
For additional information on ownership of inventions or innovations, refer to CPR Policy 6116 — Patents on Invention.
Employees must not attempt, directly or indirectly, to use their position in CPR to influence the bidding process or negotiation of contracts in any way.
Employees must ensure that actions taken and decisions made are free from the influence of any interests that might reasonably be regarded as conflicting with those of CPR and that their conduct can withstand close scrutiny.
If personal financial or other benefit is improperly gained by an employee, directly or indirectly, as a result of his or her employment or by the use or misuse of CPR’s assets or property or of information that is confidential or proprietary to CPR, then the employee will be subject to the consequences of breaching this Code, must account to CPR for any benefit received, and may be subject to criminal or other legal action.
b)	Gifts and Entertainment
Employees shall not provide, directly or indirectly, on behalf of CPR, expensive gifts or excessive entertainment or other benefits to other persons.
The provision of expensive gifts or excessive entertainment or other benefits to other persons may also create, or be perceived to create, a conflict of interest situation. Such benefits can take many forms and include both tangible and intangible items. Employees whose duties permit them to do so may provide reasonable gifts, favours and entertainment to persons if all the following conditions are met:

Code of Business Ethics	4
-	they are not in cash or other negotiable instruments;
-	they cannot reasonably be interpreted as a bribe, payoff or other improper payment;
-	they are made as a matter of general and accepted business practice;
-	they do not contravene any law and are made in accordance with generally accepted ethical principles;
-	if subsequently disclosed to the public, their provision would not in any way embarrass CPR or their recipients; and
-	proper accounting of the expenses is made.
For details on entertainment expenses, refer to CPR Policy 6309 — Personal Expense Claims.
c)	Personal Gain
Employees shall not use their employment status to obtain personal gain from those doing or seeking to do business with CPR.
Seeking or accepting gifts, payments, services, fees, special privileges, pleasure or vacation trips or accommodations, loans (including guarantees, but excluding those loans which are on conventional terms and are from persons in the business of lending) or any other item of value from any person, organization or group that does, or is seeking to do, business with CPR, or from a competitor, may also create, or be perceived to create, a conflict of interest situation.
Employees should never seek such items, either for themselves or a family member or someone with whom they share a close personal relationship, and employees may accept for themselves or such other individuals only reasonable gifts, favours or entertainment where standards consistent with the conditions relating to the provision of gifts set out in Subsection 2 b) are met.
3.	CORPORATE OPPORTUNITIES
Employees owe a duty to CPR to advance its legitimate interests when the opportunity to do so arises.
Employees are prohibited from taking for themselves personally opportunities that properly belong to CPR or are discovered through the use of CPR property, information or position. Employees must not use corporate property, information or position for personal gain or compete with CPR.
For additional information regarding ownership of inventions or innovations produced as an employee of CPR, refer to CPR Policy 6116 — Patents on Invention.
4.	DEALINGS WITH PUBLIC OFFICIALS
All dealings between employees of CPR and public officials are to be conducted in a manner that will not compromise the integrity or reputation of any public official or CPR.
Even the appearance of impropriety in dealing with public officials, whether domestic or foreign, is unacceptable. Any participation, whether direct or indirect, in any bribes, kickbacks, illegal gratuities, indirect contributions or other similar payments is forbidden, regardless of the effect they might have on the business interests of CPR.

Code of Business Ethics	5
5.	POLITICAL CONTRIBUTIONS
The use of CPR funds, goods or services as contributions to political parties, candidates or campaigns is forbidden, unless authorized by the Chief Executive Officer of CPRC within the guidelines established by the Board of Directors.
Contributions include money or anything having value, such as loans, services, entertainment, trips and the use of CPR facilities or assets. Further, employees are not to be reimbursed for any political contributions which they might make on their own behalf.
6.	PROHIBITION AGAINST FRAUD
Fraudulent activity of any kind is strictly prohibited.
Fraudulent activity includes, but is not limited to, any act to defraud CPR, or any of its employees, customers, agents or other persons or entities with whom/which it has dealings, of money or property or any other thing or right. In addition to applicable legal penalties or prosecution, any employee who engages in fraudulent activity will be subject to disciplinary action up to and including dismissal.
7.	DISCLOSURE, INSIDER TRADING AND CONFIDENTIALITY
a)	Disclosure
Employees shall not use for their own financial gain or disclose for the use of others inside information obtained as a result of their employment with CPR.
Employees may, in the course of their employment with CPR, have access to, or knowledge about, confidential information that an investor might consider important in deciding whether to buy, sell or hold securities of CPR, or which would reasonably be expected to have an effect on the market price or value of CPR’s securities. Information may be important for this purpose even if it would not alone determine the investor’s decision. All such information is considered material, and the disclosure of it is illegal, except in accordance with applicable securities laws.
Examples of some types of material information are: financial results; financial forecasts; changes in dividends; new securities issues; possible mergers, acquisitions, divestitures, joint ventures and other purchases and sales of or investments in companies; gaining or losing important contracts; significant discoveries; important product developments; major litigation developments; major changes in business direction; and major labour disputes.
The improper disclosure of material, non-public information can cause very serious legal consequences not only for CPR, but also for the employee making the disclosure and the person to whom any disclosure is made. Employees should not discuss material, non-public information with any other employees except on a “need-to-know” basis (i.e. the recipient requires the information in order to perform his or her employment function at CPR). Disclosure of such matters to other CPR employees except on a “need-to-know” basis or to any persons not employed by CPR for any reason is prohibited unless approval is first obtained from a member of the CPR Disclosure Policy Committee. Notwithstanding the foregoing, employees who become aware of material information or material changes in CPR’s affairs that may not be known to senior management should promptly and confidentially communicate such matters to senior management or to a member of the CPR Disclosure Policy Committee, so that decisions can be made on a timely basis regarding public disclosure in accordance with applicable law.

Code of Business Ethics	6
For additional information on disclosure-related matters, refer to CPR’s Disclosure and Insider Trading/Reporting Policy
b)	Insider Trading
No employee shall engage in insider trading.
No CPR employee may buy or sell shares or other securities of CPR or exercise any put or call options or other rights to purchase or sell, or tip someone else to purchase or sell or to not purchase or sell, securities of CPR while in possession of material information relating to CPR that has not been generally disclosed to the public. The same prohibitions shall apply to all CPR employees with respect to any other publicly traded entity about which the employee is in possession of non-public material information by virtue of his or her employment at CPR. Insider trading and tipping are illegal and can have serious consequences for both CPR and individual employees. Apart from any disciplinary action that may be taken by CPR, they may also result in criminal prosecution.
For additional information on insider trading matters, refer to CPR’s Disclosure and Insider Trading/Reporting Policy.
c)	Confidentiality
Employees shall not, without proper authorization, reveal any information concerning matters which are considered by CPR to be confidential.
Confidential information is any information that has not been made available to the public. It includes material non-public information of the kind discussed under Subsection 7 a) of this Code, as well as any other information that provides insight into CPR’s current or anticipated business activities. It also includes important non-public information about firms or individuals with which CPR has dealings, including customers and suppliers. In some cases the disclosure of such information might violate the private or contractual rights of individuals or other enterprises or institutions.
Unless required by law, employees are prohibited from discussing or disclosing such confidential information internally or externally, except as prescribed under Subsection 7 a) or, in the case of other types of confidential information, unless the discussion or disclosure has been authorized by an appropriate senior officer (i.e. Vice-President or higher) of CPR given the subject matter of the information in question. This prohibition extends not just to all of CPR’s records, reports, papers, devices, processes, plans, methods, apparatus and other forms of information but also to such information of or about others to which CPR has been permitted access.
Employees must also be aware that the responsibility for maintaining the confidentiality of information continues outside of the workplace. Employees should not discuss confidential matters in public places, such as elevators, public transportation (including airplanes) or restaurants.
Employees shall comply with the legal requirements relating to records retention and with CPR’s Information, Security and Controls Policies and Standards.
For additional information on information security matters, refer to the following CPR policies.
•	Policy 1805 — Information Security;
•	Policy 1802 — Internet and E-Mail;
•	Policy 1804 — Privacy of Information.

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8.	ACCOUNTING AND INTERNAL CONTROLS
Employees shall comply with CPR’s internal controls and accounting policies.
CPR’s internal controls are comprised of the corporate policies and procedures, financial and otherwise, designed to safeguard CPR’s assets and ensure the integrity of accounting data and information on which business decisions are based. They are an essential part of accounting and the foundation of good business practice. They are also essential in preventing fraud, inefficiency and waste and assist in ensuring that the information CPR conveys to its shareholders and potential investors about its business is accurate, complete, balanced and timely.
All transactions shall be authorized and executed in accordance with applicable CPR policies and management delegations and recorded as necessary to permit the accurate preparation of financial statements and to maintain accountability for the assets of CPR. CPR’s books and records shall reflect in an accurate, fair, and timely manner the transactions and disposition of assets of CPR. All funds and assets are to be recorded and disclosed in accordance with CPR accounting policies.
The use of CPR’s funds or assets for any unlawful or improper purpose is strictly prohibited, and those responsible for the accounting and record-keeping functions are expected to be vigilant in ensuring enforcement of this prohibition. Alteration of CPR books or records or making false entries in books or records may constitute fraud and is subject to disciplinary action, up to and including dismissal, as well as criminal or other legal prosecution.
Employees must also comply with all CPR policies relating to personal expenses incurred in the course of doing business on CPR’s behalf.
For additional information regarding personal expenses, refer to the following CPR policies:
•	Policy 6309 — Personal Expense Claims;
•	Policy 6302 — Business Travel — Private Automobile;
•	Policy 6314 — Canadian Pacific/American Express Corporate Charge Card;
•	Policy 6311 — Departmental Charge Card;
•	Policy 8800 — Relocation Assistance, Newly Hired Employees;
•	Policy 8801 — Relocation;
•	Policy 8804 — Relocation Assistance, Officers, Supervisors & Specialists Reverting to Unionized Position;
•	Policy 8805 — Cross Border Transfers.
9.	RESPECTFUL WORKPLACE
Employees must ensure a work environment free of discrimination, harassment and violence, in which individuals are accorded equity in employment processes, procedures and practices based on merit and ability.
CPR is committed to providing and maintaining a work environment that supports the dignity of all individuals and will make every effort to ensure that no one at CPR is subjected to sexual or other forms of personal harassment or violence in the workplace. Such conduct will not be tolerated at any level.
CPR is also committed to the principles of diversity and employment equity. CPR employees must strive to create and support an inclusive work environment that meets government-legislated requirements and respects and values the contributions of all employees and their individual differences. CPR will accommodate physical, mental and learning disabilities, religious requirements and certain personal circumstances in accordance with applicable law and CPR policies.

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Discriminatory practices based on prohibited grounds enumerated in applicable law and CPR policies, including race, national or ethnic origin, colour, religion, age, sex, sexual orientation, marital status, family status, veteran status, disability, or conviction for which a pardon has been granted will not be tolerated. Discrimination and violent conduct against suppliers, consultants, customers and other members of the public with whom CPR does business are also prohibited.
Decisions concerning hiring, promotion, retention, training, development and compensation are to be based on the ability, skill, knowledge and experience required to perform the job. Family or personal relationship should in no way be taken into consideration when determining an individual’s suitability for a position. Applicants who have a family or personal relationship with anyone who has or had an employment relationship with CPR will be considered solely on their own merits. Persons involved in the selection process who have a conflict of interest should excuse themselves from the process.
All supervisory decisions involving an employee with whom a supervisor has a family or personal relationship that could lead to a real, potential or apparent conflict of interest must be referred to another supervisor or the next level of management. These decisions include promotions, salary increases, work assignments, training/development and overtime opportunities and performance appraisals.
For additional information regarding a respectful workplace, refer to the following CPR policies:
•	Policy 1300 — Discrimination and Harassment (Canada), Workplace Harassment — Including Sexual Harassment (US);
•	Policy 1301 EEO-Anti-Discrimination — Affirmative Action;
•	Policy 1500 — Employment Equity;
•	Policy 1501 — Workplace Accommodation;
•	Policy 1803 — Violence in the Workplace;
•	CPR Employment Equity Guidelines.
10.	PRIVACY PROTECTION
CPR and its employees have a duty to protect the privacy of personal information.
The protection of personal information is mandated by law. Employees shall protect the privacy of, and handle, personal information about employees of CPR and other individuals with whom it has dealings, in accordance with CPR policies and applicable law.
For additional information regarding privacy protection, refer to CPR Policy 1804 — Privacy of Information.
11.	ENVIRONMENTAL PROTECTION
CPR and its employees shall treat the protection of the environment as an integral factor in all business activities.
All employees shall conduct the affairs of CPR with a sincere, balanced and proper regard for the environment. This environmental ethic is part of CPR’s business culture.
CPR will strive to be a good and responsible corporate citizen with proper regard for the public interest. Environmental and other legitimate social objectives shall be taken into account and balanced against other CPR objectives in establishing policies and in the conduct of daily affairs. Environmental decisions will be predicated on the best available scientific and technical information and will be considered an integral factor in all business decisions.

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For additional information on CPR and the environment, refer to the CPR Environmental Protection Policy and the supporting policies.
12.	COMPETITION AND FAIR DEALING
CPR shall compete vigorously and creatively in its business activities, but its efforts in the marketplace shall be conducted in a fair and ethical manner in strict compliance with applicable competition and business practices laws and regulations.
Under no circumstances should any employee of CPR participate in, or knowingly assist others in, conduct which is in violation of competition or business practices laws and regulations of any jurisdiction in which CPR does business. Prohibited activities include, but are not limited to:
•	agreements or activities with competitors that directly or indirectly affect prices or lessen competition in one or more markets;
•	agreements with one or more competitors not to buy from a supplier or sell to a customer; and
•	making facilitation payments or paying kickbacks.
In addition, employees must keep in mind that there are many different kinds of competition and business practices issues that can arise in CPR’s business activities. Where an employee believes that such issues may exist, he or she should seek advice from CPR Legal Services before proceeding.
In addition, all employees shall endeavour to deal fairly with CPR’s customers, suppliers, competitors and other employees, and should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.
13.	PROHIBITION AGAINST RETALIATION
No retaliatory action shall be taken against an employee in respect of “whistleblowing”.
Neither CPR, nor any of its employees, contractors, subcontractors or agents may discharge, discipline, demote, suspend, threaten, harass, or in any other manner discriminate or retaliate against or penalize an employee:
a)	for making a good-faith report of violations of this Code or other illegal or unethical conduct; or
b)	because of any lawful act done by the employee:
•	to provide information, cause information to be provided, or otherwise assist in an investigation regarding any conduct the employee reasonably believes constitutes a legal, regulatory or similar violation, including a violation of any laws regarding fraudulent conduct and any rules or regulations of the United States Securities and Exchange Commission, when the information or assistance is provided to, or the investigation is conducted by, a regulatory or law enforcement agency or government body, including any member or committee of the United States Congress, having jurisdiction with respect to the matter, or by a person with supervisory authority over the employee, or by such other person working for CPR who has the authority to investigate, discover, or terminate misconduct; or

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•	to file, cause to be filed, testify, participate in, or otherwise assist in a proceeding filed or about to be filed relating to an alleged legal, regulatory or similar violation, including a violation of any laws regarding fraudulent conduct and any rules or regulations of the United States Securities and Exchange Commission.
For CPR to effectively implement this policy, it is critical that all employees respond to and report any concerns about retaliatory behavior (threatened or actual). If an employee believes that he or she has been subject to retaliation or threatened retaliation because he or she has taken any of the actions referred to above, the employee should report such conduct to his or her manager, CPR’s A-Line, Legal Services, the Office of the Corporate Secretary, the Internal Audit Department or the Human Resources Department. CPR will investigate promptly any complaint of retaliatory or other improper behavior. Complaints and investigations will be handled in a confidential manner, consistent with any corrective action that is taken by CPR.
Employees should be aware that they personally may be subject to criminal liability if they retaliate against an individual because that individual provided truthful information to a law enforcement official regarding the commission or possible commission of a federal offence.
14.	PERSONAL LOANS
CPR directors and executive officers may not receive personal loans from CPR.
Subject to any exemptions provided by law, CPR shall not directly or indirectly extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any CPRL or CPRC directors or executive officers.
15.	USE OF ASSETS
Employees must protect CPR’s assets and ensure their proper and efficient use.
Theft, carelessness and waste have an impact on CPR’s profitability. All CPR assets shall be used efficiently and for proper corporate purposes. In addition, subject to legal and regulatory requirements, CPR will protect and maintain the confidentiality, integrity and availability of its information assets by creating a safe and secure environment for processing, handling, storing and transmitting CPR information. CPR’s information and other assets shall not be used for any activity that would expose CPR to liability, that would contravene any CPR policies, including policies relating to business ethics, discrimination, harassment or privacy, or that would pose a risk to CPR’s security.
For additional information on the use and protection of information, refer to the following CPR policies:
•	Policy 1805 — Information Security;
•	Policy 1802 — Internet and E-Mail;
•	Policy 1804 — Privacy of Information.
16.	AMENDMENTS AND WAIVERS
Amendments and waivers of the Code applicable to directors or executive officers may only be made by the Board of Directors or the Corporate Governance and Nominating Committee of the Board.

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Any amendment or waiver of this Code, whether explicit or implicit, applicable to CPRL or CPRC directors or executive officers must be promptly disclosed to CPR’s shareholders by a filing with the relevant securities regulatory authorities and/or by publishing a statement on CPR’s public web site, or by any other means required or permitted by applicable law, including the securities laws of the United States.

ACKNOWLEDGEMENT
I acknowledge that I have received and read the CPR Code of Business Ethics (the “Code”). I understand the provisions of the Code, declare that I am not now in breach of its provisions and acknowledge and accept that my continued employment or engagement is conditional upon my compliance therewith.

Name	Signature

Position	Location

Date